Exhibit 99.1

VBL Therapeutics Announces Appointment of Marc Kozin as Vice Chairman of Board of Directors

TEL AVIV, Israel, October 13, 2020 - VBL Therapeutics (Nasdaq: VBLT), today announced that it has appointed Marc Kozin as Vice Chairman of the Board. Mr. Kozin will transition to becoming Chairman during 2021, at which time Bennett Shapiro, M.D., the current Chairman of the Board, will step down as Chairman. Dr. Shapiro will remain on the Board of Directors.

“I have had the honor of serving as the Chairman of VBL’s Board of Directors for many years, during a period in which the company had significant accomplishments and transitioned from R&D to late clinical stage,” said Bennett Shapiro, M.D. “I am very happy to pass the role to Marc as the next generation, and believe he is very well qualified to lead the company to fulfill its mission and bring our unique novel drug, VB-111 to cancer patients.”

Dror Harats, M.D., Chief Executive Officer of VBL Therapeutics stated, “Marc has an exceptional track record of helping biotech companies navigate to success. As VBL continues to evolve and as we get ready to provide patients in need with access to our Phase 3 anti-cancer therapy, VB-111, it is important to have Board members with the appropriate areas of expertise. Marc brings extensive professional, strategic and financial experience, as demonstrated by his leadership roles with companies that have achieved success and significant value creation. We are confident that he will make important contributions to our company.”

Marc Kozin stated “This is an exciting time for VBL, as evidenced by the excellent progress in the ongoing OVAL trial of VB-111 in ovarian cancer, the expansion of VB-111 into new oncology indications and advancement of the pipeline. I believe that VBL is well-positioned to deliver on its mission to commercialize first-in-class treatments in cancer and immune/inflammatory indications and I look forward to contributing to the Company’s success.”

Dr. Harats concluded “I would like to thank Dr. Shapiro for his leadership and I am pleased that he will continue to serve on our Board of Directors.

Marc Kozin has three decades of industry expertise advising biopharmaceutical, life sciences and medtech companies. He is currently the Chairman of the Strategy Advisory Board of HealthCare Royalty Partners (HCR), a leading investment firm in healthcare, providing royalty monetization and senior debt.

Previously, Mr. Kozin was a career strategy consultant, having served as President of L.E.K. Consulting’s North American practice from 1997 to 2012. He began his career at L.E.K. in 1987 by helping establish the Boston office and led the development of L.E.K.’s industry leading life science strategic planning practice.

Mr. Kozin has served on over a dozen Boards in a variety of roles and on all committees. He is currently the Lead Independent Director and serves on the Compensation Committee of UFP Technologies (Nasdaq: UFPT). He serves as Director and Chairman of the Compensation Committee for Dicerna Pharmaceuticals (Nasdaq: DRNA). Previously, he served on the board of Endocyte (NASDAQ: ECYT), helping the company negotiate a $2.1 billion M&A deal with Novartis. He was also a board member of Dyax (NASDAQ: DYAX) which was acquired by Shire in 2015 for $6.5 billion.

Mr. Kozin has served as Director of The Greenlight Fund, a non-profit focused on improving the lives of inner city children in families, since 2017. He was also on the Board of Governors at New England Medical Center and the Board of DukeEngage for several years. He received a BS in Economics from Duke University in 1983 and an MBA in Finance from The Wharton School in 1987.

About VBL

Vascular Biogenics Ltd., operating as VBL Therapeutics, is a clinical stage biopharmaceutical company focused on the discovery, development and commercialization of first-in-class treatments for areas of unmet need in cancer and immune/inflammatory indications. VBL has developed three platform technologies: a gene-therapy based technology for targeting newly formed blood vessels with focus on cancer, an antibody-based technology targeting MOSPD2 for anti-inflammatory and immuno-oncology applications, and the Lecinoxoids, a family of small-molecules for immune-related indications. VBL’s lead oncology product candidate, ofranergene obadenovec (VB-111), is a first-in-class, targeted anti-cancer gene-therapy agent that is being developed to treat a wide range of solid tumors. It is conveniently administered as an IV infusion once every 6-8 weeks. It has been observed to be well-tolerated in >300 cancer patients and demonstrated activity signals in a VBL-sponsored “all comers” Phase 1 trial as well as in three VBL-sponsored tumor-specific Phase 2 studies. Ofranergene obadenovec is currently being studied in a VBL-sponsored Phase 3 potential registration trial for platinum-resistant ovarian cancer.

Forward Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. These forward-looking statements include, but are not limited to, statements regarding our programs, including VB-111, including their clinical development, such as the timing of clinical trials and expected announcement of data, therapeutic potential and clinical results, and our financial position and cash runway. These forward-looking statements are not promises or guarantees and involve substantial risks and uncertainties. Among the factors that could cause actual results to differ materially from those described or projected herein include uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals, the risk that historical clinical trial results may not be predictive of future trial results, the impact of the COVID-19 pandemic on our business, operations, clinical trials, supply chain, strategy, goals and anticipated timelines and clinical results, that our financial resources do not last for as long as anticipated, and that we may not realize the expected benefits of our intellectual property protection. A further list and description of these risks, uncertainties and other risks can be found in our regulatory filings with the U.S. Securities and Exchange Commission, including in our annual report on Form 20-F for the year ended December 31, 2019, and subsequent filings with the SEC. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. VBL Therapeutics undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

INVESTOR CONTACT:

Michael Rice

LifeSci Advisors

mrice@lifesciadvisors.com

(646) 597-6979